RESONANT INC.
10900 Stonelake Blvd
Suite 100, Office 02-130
Austin TX 78759

April 19, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Resonant Inc.
Registration Statement on Form S-3 (File No. 333-254242)
Acceleration Request
       Requested Date:       April 22, 2021
       Requested Time:      4:00 p.m. Eastern Time

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-254242) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

RESONANT INC.

By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer